FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 29, 2018
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP PLC

Redemption of Non-Cumulative Euro Preferred Securities, Series 2

29 November 2018

The Royal Bank of Scotland Group plc ("RBSG") has given notice to holders of the redemption on 31 December 2018 (the "Euro Preferred Securities, Series 2 Redemption Date"), in whole,  of the Non-cumulative Euro Preferred Securities, Series 2 (ISIN: DE000A0E6C37), amount outstanding €784,989,000  (the "Euro Preferred Securities, Series 2"), at the redemption price of €1,000.00 per Euro Preferred Security, Series 2, plus accrued dividends for the current dividend period to, and including, the Euro Preferred Securities, Series 2 Redemption Date, which dividend shall equal €26.25 per Euro Preferred Security, Series 2.  The Euro Preferred Securities, Series 2 will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons shall become void for any purpose, as from the Euro Preferred Securities, Series 2 Redemption Date.

An application will be made to Euronext Amsterdam N.V., to cancel the listing of the Euro Preferred Securities on the Official Segment of the Stock Market of Euronext Amsterdam N.V.

Payment  of  redemption  monies  will  be  made  through  Euroclear  Bank  SA/NV  and  Clearstream  Banking, société anonyme,  in accordance with their standard procedures.

The redemption amount with respect to the Euro Preferred Securities, Series 2 shall be paid out of distributable reserves of RBSG.

The Royal Bank of Scotland Group plc:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 131 626 1329

MAR

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR). For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Scott Forrest for The Royal Bank of Scotland Group plc.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 November 2018

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary